Exhibit 99.1

CU BANCORP REPORTS NET INCOME OF $2.4 MILLION AND CORE NET INCOME OF $2.9 MILLION FOR SECOND QUARTER OF 2014 WITH LOAN GROWTH OF 11%

Encino, CA, July 25, 2014 - CU Bancorp (NASDAQ: CUNB), the parent company of wholly owned California United Bank, today reported net income of $2.4 million for the second quarter of 2014, an increase of 2.8% from net income of $2.3 million for the second quarter of 2013, or $0.21 and $0.22 per fully diluted share, respectively. Core net income (defined below) for the second quarter of 2014 was $2.9 million, or $0.26 per diluted share, an increase of 24% from core net income of $2.3 million, or $0.22 per share for the second quarter of 2013.

The second quarter of 2014 included $497 thousand in non-tax deductible merger-related charges associated with the Bank’s pending merger with 1st Enterprise Bank. The Company calculates core net income by adding back the merger-related charges to GAAP earnings for the quarter because the Company believes the use of core net income, a non-GAAP measure, facilitates the assessment of its banking operations and peer comparability. A reconciliation to GAAP is included in tabular form at the end of this release.

Second Quarter 2014 Highlights

•	Net income increased to $2.4 million, or $0.21 per fully diluted share, from net income of $2.3 million, or $0.22 per fully diluted share, for second quarter of 2013

•	Core net income of $2.9 million, compared to $2.3 million in the second quarter of 2013 and $2.7 million in the first quarter of 2014

•	Total loans increased $95 million or 10.7% from June 30, 2013 to $980 million at June 30, 2014

•	Total deposits increased $148 million or 13.4% from June 30, 2013 to $1.2 billion at June 30, 2014; cost of deposits fell to a new low of 0.11%

•	Non-interest bearing demand deposits increased $111 million or 19.5% from June 30, 2013, representing 55% of total deposits

•	Non-performing assets to total assets declined to 0.51% at June 30, 2014, from 1.06% at June 30, 2013

•	Net interest margin increased to 3.88% from 3.82% for the prior quarter ended March 31, 2014

•	Tangible book value per share increased $0.29 over March 31, 2014, to $11.66

•	Announcement of merger with 1st Enterprise Bank

-	On June 3, 2014, CU Bancorp, the parent of California United Bank, and 1st Enterprise Bank announced the execution of a definitive agreement and plan of merger whereby 1st Enterprise Bank will merge into California United Bank

-	The merger combines two of the leading commercial banking franchises in Southern California with more than $2.2 billion in combined assets and offices in Los Angeles, Orange, Ventura and San Bernardino counties; in the second quarter of 2014, both franchises experienced loan growth of more than 10% over the prior year same quarter

-	The transaction, currently expected to close in the fourth quarter of 2014, is subject to customary conditions, including the approval of bank regulatory agencies and shareholders of both companies

“We are very pleased to report that core net income of $2.9 million is up 24% over the second quarter of 2013 and 8% over the first quarter of 2014,” said David Rainer, President and Chief Executive Officer of CU Bancorp and California United Bank. “Total loans grew 11% over the year ago period and 4% over the linked quarter, with strong net organic loan growth of $48 million, the highest quarterly net organic loan growth we have experienced in six quarters. Loan growth was driven primarily by an increase in commercial and industrial loans and owner-occupied nonresidential properties. We continue to focus on establishing new relationships and offering a more personalized banking experience than that available from larger institutions, and this is reflected in the 21% increase in commercial and industrial lines of credit over the previous year.

“The merger with 1st Enterprise Bank continues on track and we are very excited about the potential of our combined bank, especially given the loan growth both banks experienced in the second quarter. We believe our collective banking experience and mutual focus on exceptional customer service will create the premier business banking franchise in Southern California.”

Second Quarter 2014 Summary Results

Net Income and Profitability Ratios

Net income was $2.4 million or $0.21 per fully diluted share for the second quarter of 2014, compared with net income of $2.3 million, or $0.22 per fully diluted share, for the second quarter of 2013. Net income for the second quarter of 2014 was impacted by $497 thousand in merger-related expenses; the second quarter of 2013 had no merger-related expenses. Excluding merger-related charges, net income before the provision for income taxes in the second quarter of 2014 was $4.8 million, compared to net income before the provision for income taxes of $3.8 million in the second quarter of 2013.

Net income in the second quarter of 2014 of $2.4 million was $280 thousand lower than net income of $2.7 million in the first quarter of 2014, due to merger-related expenses incurred in the second quarter. Net income before the provision for income tax expense, excluding merger-related expenses, in the second quarter of 2014 was $4.8 million, compared to net income before the provision for income tax expense of $4.3 million in the first quarter of 2014.

The following table shows certain of the Company’s performance ratios for the second quarter of 2014, the first quarter of 2014 and the second quarter of 2013, as well as a column calculating performance ratios based on core net income for the second quarter of 2014:

	Q2 2014	Core Q2 2014	Q1 2014	Q2 2013
Return on average assets	0.69%	0.83%	0.78%	0.73%
Return on average equity	6.63%	8.01%	7.70%	7.16%
Efficiency ratio	68%	64%	68%	65%

Net Interest Income and Net Interest Margin

Net interest income before the provision for loan losses totaled $12.6 million for the second quarter of 2014 and the second quarter of 2013. However, net interest income in the second quarter of 2013 benefitted from the recognition of $891 thousand in discount earned on early loan payoffs of acquired loans, compared to $483 thousand earned in the second quarter of 2014. Additionally, during the second quarter of 2013, the Company recorded $162 thousand of interest income related to the recovery of interest on a non-accrual loan that was paid off.

Net interest income before the provision for loan losses for the second quarter of 2014 increased $405 thousand, or 3.3% from the first quarter of 2014. The increase was primarily driven by net organic loan growth.

The Company’s net interest income continued to be positively impacted in both the first and second quarter of 2014 by the recognition of the fair value discount earned on early payoffs of acquired loans. The Company recorded $519 thousand and $483 thousand in discount earned on early loan payoffs of acquired loans in the first and second quarter of 2014, respectively, with a positive impact on the net interest margin of 16 and 15 basis points, respectively.

As of June 30, 2014, the Company had $6.8 million of accretable yield discount remaining on acquired loans.

Net interest margin in the second quarter of 2014 was 3.88%, compared to 4.25% in the second quarter of 2013. The decrease in net interest margin is primarily attributable to the higher level of fair value discount earned on early payoffs of acquired loans and the recovery of interest income on the non-accrual loan that was paid off during the second quarter of 2013, the combination of which had a positive impact of 36 basis points on the year ago quarter’s net interest margin.

Net interest margin in the second quarter of 2014 was 3.88% compared to 3.82% in the first quarter of 2014. Average loans increased by $35.2 million over the previous quarter, which positively impacted the net interest margin in the second quarter.

The Company’s average yield on loans was 5.18% in the second quarter of 2014, compared to 5.24% in the first quarter of 2014. The core loan yield was 4.97% in the second quarter of 2014, compared to 5.01% in the first quarter of 2014.

The Company’s cost of funds was 0.15% in the second quarter of 2014, a decrease from 0.19% in the second quarter of 2013 and equal to 0.15% for the first quarter of 2014.

Non-Interest Income

Non-interest income was $1.8 million in the second quarter of 2014, an increase of $93 thousand or 5.5% from $1.7 million in the same quarter of the prior year. The increase was primarily attributable to a $225 thousand settlement related to an other real estate owned property sold last year and included in other non-interest income in the second quarter of 2014. Non-interest income in the second quarter of 2013 benefitted from a $250,000 insurance settlement also included in other non-interest income.

Non-interest income in the second quarter of 2014 decreased $7 thousand or 0.4% from the first quarter of 2014. The decrease in non-interest income from the prior quarter was primarily attributable to a decrease in the gain on sale of SBA loans in the second quarter; partially offset by the settlement related to the previously mentioned other real estate owned property.

Non-Interest Expense

Non-interest expense for the second quarter of 2014 increased $417 thousand or 4.5% over the second quarter of 2013. The increase was primarily due to merger-related expenses of $497 thousand and the annual granting of stock-based compensation to senior management. Merger expenses include investment banking costs associated with a fairness opinion and legal fees for the drafting of the definitive agreement.

Non-interest expense for the second quarter of 2014 increased $149 thousand over the first quarter of 2014. The increase was primarily due to merger related expenses, partially offset by a reduction in salaries and employee benefits, which are seasonally higher in the first quarter due to 401(k) employee contribution matches and FICA. Additionally, the lower gain on sale of SBA loans resulted in lower commissions paid in the second quarter.

Non-interest expense for both quarters benefited from reduced legal and professional fees, down $161 thousand from the year-ago quarter and $112 thousand from the previous quarter, due to the Company’s varying utilization of outside consultants and legal counsel.

Income Tax

The Company’s merger-related expenses of $497 thousand are not tax deductible, which had the consequence of increasing its effective tax rate for the quarter to 43.9%, compared to 39.5% for the second quarter of 2013.

Balance Sheet

Assets

Total assets at June 30, 2014 were $1.4 billion, a year-over-year increase of $152 million or 11.9% from June 30, 2013, primarily resulting from growth in total deposits. Total assets increased $48 million or 3.5% quarter-over-quarter from March 31, 2014, primarily resulting from growth in total deposits, including $31 million in non-interest bearing deposits.

Loans

Total loans were $980 million at June 30, 2014, an increase of $34 million or 3.6% from $946 million at the end of the prior quarter. This also represents an increase of $95 million or 10.7% from June 30, 2013. During the second quarter of 2014, the Company had approximately $48 million of net organic loan growth, which was partially offset by approximately $13 million in loan run-off from acquired portfolios.

The increase in total loans from the prior quarter included a $13.9 million increase in the commercial and industrial loan portfolio and a $13.8 million increase in the owner-occupied nonresidential properties portfolio; these two portfolios now represent 52% of total loans. Commercial and industrial lines of credit increased to $439 million in the second quarter of 2014, up 20.8% from the prior year and 3.5% from the previous quarter.

Deposits

Total deposits at June 30, 2014, were $1.2 billion, an increase of $42 million or 3.5% from March 31, 2014. This also represents an increase of $148 million or 13.4% from June 30, 2013. The increase in deposits from the end of the prior quarter primarily reflects increases in non-interest bearing demand deposits and interest bearing transaction accounts from existing customers, as well as new relationships, partially offset by reductions in money market accounts and certificates of deposit.

Non-interest bearing demand deposits at June 30, 2014 were $682 million, an increase of $30.7 million or 4.7% from March 31, 2014. Non-interest-bearing demand deposits represented 55% of total deposits at June 30, 2014, up from 54% at the end of the prior quarter. Cost of deposits for the quarter was 0.11%, down from 0.12% in the prior quarter.

Asset Quality

Total non-performing assets were $7.2 million, or 0.51% of total assets at June 30, 2014, compared with $8.2 million, or 0.60% of total assets, at March 31, 2014. Approximately 71% of the total non-performing assets at June 30, 2014, were acquired loans that were marked to fair value at the time of acquisition.

Of the total non-performing assets at June 30, 2014, the other real estate owned category consisted of one industrial condominium located in Palm Desert, which is carried on the books at $219 thousand. The property was sold in the third quarter of 2014 for approximately book value.

During the second quarter of 2014, the Company recorded net recoveries of $53 thousand, compared with net recoveries of $145 thousand during the first quarter of 2014.

The Company recorded a loan loss provision of $408 thousand for the second quarter of 2014. The loan loss provision reflects strong organic loan growth, recoveries recorded in the quarter and an improving credit quality environment.

The allowance for loan losses as a percentage of loans (excluding acquired loans that have been marked to fair value and the related allowance) was 1.45% at June 30, 2014, compared with 1.48% at March 31, 2014, and 1.50% at June 30, 2013.

Capital

CU Bancorp remained well capitalized at June 30, 2014 with total risk weighted assets of $1,212,027,000. All of the Company’s capital ratios are above minimum regulatory standards for “well capitalized” institutions.

June 30, 2014	Minimum Capital to Be Considered “Well-Capitalized”	CU Bancorp
Total Risk-Based Capital Ratio	10%	12.75%
Tier 1 Risk-Based Capital Ratio	6%	11.79%
Tier 1 Leverage Capital Ratio	5%	10.38%

At June 30, 2014, tangible common equity was $130.8 million with common shares issued and outstanding of 11,222,235 as of the same date, resulting in tangible book value per common share of $11.66. This compares to tangible common equity of $127.5 million with a tangible book value per common share of $11.37 at March 31, 2014. The increase in tangible book value per common share from the prior quarter primarily reflects the net income generated during the second quarter of 2014.

About CU Bancorp and California United Bank

CU Bancorp is the parent of California United Bank. Founded in 2005, California United Bank provides a full range of financial services, including credit and deposit products, cash management, and internet banking to businesses, non-profits, entrepreneurs, professionals and investors throughout Southern California from offices in the San Fernando Valley, the Santa Clarita Valley, the Conejo Valley, Simi Valley, Los Angeles, South Bay, and Orange County. California United Bank is an SBA Preferred Lender. To view CU Bancorp’s most recent financial information, please visit the Investor Relations section of the Company’s Web site. Information on products and services may be obtained by calling (818) 257-7700 or visiting the Company’s Web site at www.cunb.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information about CU Bancorp (the “Company”), 1st Enterprise Bank and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the Company’s ability to complete future acquisitions, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies within expected time-frames or at all; the possibility that personnel changes will not proceed as planned; the cost of additional capital is more than expected; a change in the interest rate environment reduces net interest margins; asset/liability repricing risks and liquidity risks; legal matters could be filed against the Company and could take longer or cost more than expected to resolve or may be resolved adversely to the Company; general economic conditions, either nationally or in the market areas in which the Company does or anticipates doing business, are less favorable than expected; environmental conditions, including natural disasters and drought, may disrupt our business, impede our operations, negatively impact the values of collateral securing the Company’s loans and leases or impair the ability of our borrowers to support their debt obligations; the economic and regulatory effects of the continuing war on terrorism and other events of war, including the conflicts in the Middle East; legislative or regulatory requirements or changes adversely affecting the Company’s business; changes in the securities markets; regulatory approvals for any capital activities cannot be obtained on the terms expected or on the anticipated schedule; and, other risks that are described in CU Bancorp’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional risks and uncertainties relating to the proposed transaction with 1st Enterprise Bank include, but are not limited to: the ability to complete the proposed transaction, including obtaining regulatory approvals and approvals by the shareholders of CU Bancorp and 1st Enterprise Bank; the length of time necessary to consummate the proposed transaction; the ability to successfully integrate the two institutions and achieve expected synergies and operating efficiencies on the expected timeframe; unexpected costs relating to the proposed transaction; and the potential impact on the institutions’ respective businesses as a result of uncertainty surrounding the proposed transaction. If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, CU Bancorp’s results could differ materially from those expressed in, implied or projected by such forward-looking statements. CU Bancorp assumes no obligation to update such forward-looking statements. For a more complete discussion of risks and uncertainties, investors and security holders are urged to read CU Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q and other reports filed by CU Bancorp with the SEC. The documents filed by CU Bancorp with the SEC may be obtained at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by directing a request to: CU Bancorp c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436. Attention: Investor Relations. Telephone 818-257-7700.

CU BANCORP, CALIFORNIA UNITED BANK AND 1ST ENTERPRISE BANK MERGER ANNOUNCEMENT

On June 3, 2014, CU Bancorp announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) among CU Bancorp, California United and 1st Enterprise Bank, a California state-chartered commercial bank (“1st Enterprise”) pursuant to which CU Bancorp will acquire 1st Enterprise Bank by merging 1st Enterprise Bank with and into California United Bank (the “Merger”). California United Bank will survive the Merger and will continue the commercial banking operations of the combined bank following the Merger. Under the terms of the Merger Agreement, holders of 1st Enterprise Bank common stock will receive shares of CU Bancorp common stock based upon a fixed exchange ratio of 1.3450 shares of CU Bancorp common stock for each share of 1st Enterprise Bank common stock. The U.S. Treasury, as the holder of all outstanding shares of 1st Enterprise Bank preferred stock granted in connection with 1st Enterprise’s participation in the Treasury’s Small Business Lending Fund program, will receive, in exchange for these shares, a new series of CU Bancorp preferred stock having the same rights (including with respect to dividends), preferences, privileges, voting powers, limitations and restrictions as the 1st Enterprise preferred stock. The Merger is subject to customary closing conditions, including regulatory and shareholder approvals.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION WITH 1ST ENTERPRISE BANK AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of CU Bancorp’s public filings with the SEC, including but not limited to its annual reports on Form 10-K, proxy statements, current reports on Form 8-K and quarterly reports on Form 10-Q. The documents filed by CU Bancorp with the SEC may be obtained free of charge at CU Bancorp’s website at www.cubancorp.com or at the SEC website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by directing a request to: CU Bancorp c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436. Attention: Investor Relations. Telephone 818-257-7700. The information on CU Bancorp’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings CU Bancorp makes with the SEC.

In connection with the proposed merger of California United Bank with 1st Enterprise Bank, CU Bancorp intends to file a registration statement on Form S-4 with the SEC to register the shares of CU Bancorp common stock to be issued to shareholders of 1st Enterprise Bank. The registration statement will include a joint proxy statement of CU Bancorp and 1st Enterprise and a prospectus of CU Bancorp, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CU Bancorp and 1st Enterprise Bank are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking any required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from CU Bancorp by writing to the address provided in the paragraph above.

PARTICIPANTS IN THE SOLICITATION

CU Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CU Bancorp and 1st Enterprise Bank in connection with the transaction. Information about the directors and executive officers of CU Bancorp is set forth in its annual report on Form 10-K/A filed with the SEC on April 29, 2014.

1st Enterprise Bank and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CU Bancorp and 1st Enterprise Bank in connection with the Merger.

Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Contacts

CU Bancorp

David Rainer, 818-257-7776

Chairman, President and CEO

or

Karen Schoenbaum, 818-257-7700

Chief Financial Officer

CU BANCORP

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013
	Unaudited	Unaudited	Audited	Unaudited
ASSETS
Cash and due from banks	$40,657	$34,421	$23,156	$28,246
Interest earning deposits in other financial institutions	179,409	172,573	218,131	161,552

Total Cash and Cash Equivalents	220,066	206,994	241,287	189,798
Certificates of deposit in other financial institutions	64,577	63,107	60,307	28,304
Investment securities available-for-sale, at fair value	102,143	102,155	106,488	109,955
Loans	979,890	945,507	933,194	885,027
Allowance for loan loss	(11,284)	(10,823)	(10,603)	(9,412)

Net loans	968,606	934,684	922,591	875,615
Premises and equipment, net	3,785	3,916	3,531	3,193
Deferred tax assets, net	11,018	11,090	11,835	13,155
Other real estate owned, net	219	—	—	3,112
Goodwill	12,292	12,292	12,292	12,292
Core deposit and leasehold right intangibles	2,349	2,455	2,525	1,581
Bank owned life insurance	21,507	21,352	21,200	20,891
Accrued interest receivable and other assets	23,751	24,318	25,760	20,765

Total Assets	$1,430,313	$1,382,363	$1,407,816	$1,278,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Non-interest bearing demand deposits	$682,300	$651,645	$632,192	$571,045
Interest bearing transaction accounts	143,312	124,045	155,735	127,585
Money market and savings deposits	361,936	365,405	380,915	338,885
Certificates of deposit	57,732	62,303	63,581	60,192

Total deposits	1,245,280	1,203,398	1,232,423	1,097,707
Securities sold under agreements to repurchase	13,852	11,965	11,141	29,612
Subordinated debentures, net	9,459	9,419	9,379	9,283
Accrued interest payable and other liabilities	16,284	15,323	16,949	12,492

Total Liabilities	1,284,875	1,240,105	1,269,892	1,149,094

SHAREHOLDERS’ EQUITY
Common stock	122,760	122,697	121,675	118,938
Additional paid-in capital	9,354	8,865	8,377	7,275
Retained earnings	13,129	10,743	8,077	2,768
Accumulated other comprehensive income (loss)	195	(47)	(205)	586

Total Shareholders’ Equity	145,438	142,258	137,924	129,567

Total Liabilities and Shareholders’ Equity	$1,430,313	$1,382,363	$1,407,816	$1,278,661

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
	Unaudited	Unaudited	Unaudited
Interest Income
Interest and fees on loans	$12,366	$11,924	$12,462
Interest on investment securities	467	501	495
Interest on interest bearing deposits in other financial institutions	206	211	157

Total Interest Income	13,039	12,636	13,114

Interest Expense
Interest on interest bearing transaction accounts	66	58	64
Interest on money market and savings deposits	222	234	249
Interest on certificates of deposit	55	56	74
Interest on securities sold under agreements to repurchase	11	8	21
Interest on subordinated debentures	107	107	126

Total Interest Expense	461	463	534

Net Interest Income	12,578	12,173	12,580
Provision for loan losses	408	75	1,153

Net Interest Income After Provision For Loan Losses	12,170	12,098	11,427

Non-Interest Income
Gain on sale of securities, net	—	—	—
Gain on sale of SBA loans, net	167	438	60
Deposit account service charge income	630	630	583
Other non-interest income	986	722	1,047

Total Non-Interest Income	1,783	1,790	1,690

Non-Interest Expense
Salaries and employee benefits	5,328	5,605	5,438
Stock compensation expense	479	408	217
Occupancy	985	986	1,019
Data processing	476	475	479
Legal and professional	411	523	572
FDIC deposit assessment	180	221	189
Merger related expenses	497	—	—
OREO valuation write-downs and expenses	6	—	23
Office services expenses	238	264	259
Other operating expenses	1,098	1,067	1,085

Total Non-Interest Expense	9,698	9,549	9,281

Net Income Before Provision for Income Tax	4,255	4,339	3,836
Provision for income tax	1,869	1,673	1,515

Net Income	$2,386	$2,666	$2,321

Earnings Per Share
Basic earnings per share	$0.22	$0.25	$0.22
Diluted earnings per share	$0.21	$0.24	$0.22
Average shares outstanding	10,952,000	10,874,000	10,502,000
Diluted average shares outstanding	11,159,000	11,095,000	10,660,000

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the Six Months Ended June 30,
	2014	2013
	Unaudited	Unaudited
Interest Income
Interest and fees on loans	$24,290	$23,887
Interest on investment securities	968	979
Interest on interest bearing deposits in other financial institutions	417	317

Total Interest Income	25,675	25,183

Interest Expense
Interest on interest bearing transaction accounts	124	116
Interest on money market and savings deposits	456	509
Interest on certificates of deposit	111	150
Interest on securities sold under agreements to repurchase	19	40
Interest on subordinated debentures	214	250

Total Interest Expense	924	1,065

Net Interest Income	24,751	24,118
Provision for loan losses	483	1,287

Net Interest Income After Provision For Loan Losses	24,268	22,831

Non-Interest Income
Gain on sale of securities, net	—	5
Gain on sale of SBA loans, net	605	410
Deposit account service charge income	1,260	1,151
Other non-interest income	1,708	1,550

Total Non-Interest Income	3,573	3,116

Non-Interest Expense
Salaries and employee benefits	10,933	10,855
Stock compensation expense	887	475
Occupancy	1,971	2,083
Data processing	951	961
Legal and professional	934	1,079
FDIC deposit assessment	401	435
Merger related expenses	497	43
OREO valuation write-downs and expenses	6	49
Office services expenses	502	525
Other operating expenses	2,165	2,085

Total Non-Interest Expense	19,247	18,590

Net Income Before Provision for Income Tax	8,594	7,357
Provision for income tax	3,542	2,881

Net Income	$5,052	$4,476

Earnings Per Share
Basic earnings per share	$0.46	$0.43
Diluted earnings per share	$0.45	$0.42
Average shares outstanding	10,913,000	10,494,000
Diluted average shares outstanding	11,127,000	10,689,000

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Dollars in thousands)

	For the Three Months Ended
	June 30, 2014 (Unaudited)			March 31, 2014 (Unaudited)
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$240,335	$206	0.34%	$265,750	$211	0.32%
Investment securities	101,410	467	1.84%	104,767	501	1.91%
Loans	958,129	12,366	5.18%	922,971	11,924	5.24%

Total interest-earning assets	1,299,874	13,039	4.02%	1,293,488	12,636	3.96%
Non-interest-earning assets	90,383			92,357

Total Assets	$1,390,257			$1,385,845

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$139,425	$66	0.19%	$138,006	$58	0.17%
Money market and savings deposits	353,962	222	0.25%	373,258	234	0.25%
Certificates of deposit	60,752	55	0.36%	62,964	56	0.36%

Total Interest Bearing Deposits	554,139	343	0.25%	574,228	348	0.25%
Securities sold under agreements to repurchase	15,425	11	0.29%	11,951	8	0.27%
Subordinated debentures and other debt	9,439	107	4.48%	9,399	107	4.55%

Total Interest Bearing Liabilities	579,003	461	0.32%	595,578	463	0.32%
Non-interest bearing demand deposits	652,094			633,233

Total funding sources	1,231,097			1,228,811
Non-interest bearing liabilities	14,733			16,595
Shareholders’ Equity	144,427			140,439

Total Liabilities and Shareholders’ Equity	$1,390,257			$1,385,845

Net interest income		$12,578			$12,173

Net interest margin			3.88%			3.82%

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Dollars in thousands)

	For the Three Months Ended
	June 30, 2014 (Unaudited)			June 30, 2013 (Unaudited)
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$240,335	$206	0.34%	$208,871	$157	0.30%
Investment securities	101,410	467	1.84%	106,706	495	1.86%
Loans	958,129	12,366	5.18%	872,048	12,462	5.73%

Total interest-earning assets	1,299,874	13,039	4.02%	1,187,625	13,114	4.43%
Non-interest-earning assets	90,383			92,770

Total Assets	$1,390,257			$1,280,395

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$139,425	$66	0.19%	$132,392	$64	0.19%
Money market and savings deposits	353,962	222	0.25%	334,729	249	0.30%
Certificates of deposit	60,752	55	0.36%	67,914	74	0.44%

Total Interest Bearing Deposits	554,139	343	0.25%	535,035	387	0.29%
Securities sold under agreements to repurchase	15,425	11	0.29%	27,913	21	0.30%
Subordinated debentures and other debt	9,439	107	4.48%	9,599	126	5.26%

Total Interest Bearing Liabilities	579,003	461	0.32%	572,547	534	0.37%
Non-interest bearing demand deposits	652,094			566,018

Total funding sources	1,231,097			1,138,565
Non-interest bearing liabilities	14,733			11,820
Shareholders’ Equity	144,427			130,010

Total Liabilities and Shareholders’ Equity	$1,390,257			$1,280,395

Net interest income		$12,578			$12,580

Net interest margin			3.88%			4.25%

CU BANCORP

CONSOLIDATED YEAR-TO-DATE AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Dollars in thousands)

	For the Six Months Ended
	June 30, 2014 (Unaudited)			June 30, 2013 (Unaudited)
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$252,973	$417	0.33%	$211,520	$317	0.30%
Investment securities	103,080	968	1.88%	109,537	979	1.79%
Loans	940,648	24,290	5.21%	857,224	23,887	5.62%

Total interest-earning assets	1,296,701	25,675	3.99%	1,178,281	25,183	4.31%
Non-interest-earning assets	91,362			92,776

Total Assets	$1,388,063			$1,271,057

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$138,720	$124	0.18%	$125,416	$116	0.19%
Money market and savings deposits	363,556	456	0.25%	342,502	509	0.30%
Certificates of deposit	61,852	111	0.36%	72,057	150	0.42%

Total Interest Bearing Deposits	564,128	691	0.25%	539,975	775	0.29%
Securities sold under agreements to repurchase	13,698	19	0.28%	26,889	40	0.30%
Subordinated debentures and other debt	9,419	214	4.52%	9,400	250	5.36%

Total Interest Bearing Liabilities	587,245	924	0.32%	576,264	1,065	0.37%
Non-interest bearing demand deposits	642,716			553,808

Total funding sources	1,229,961			1,130,072
Non-interest bearing liabilities	15,658			12,328
Shareholders’ Equity	142,444			128,657

Total Liabilities and Shareholders’ Equity	$1,388,063			$1,271,057

Net interest income		$24,751			$24,118

Net interest margin			3.85%			4.13%

CU BANCORP

LOAN COMPOSITION

(Dollars in thousands)

	June 30, 2014	March 31, 2014	December 31, 2013
	Unaudited	Unaudited	Audited
Commercial and Industrial Loans:	$303,870	$290,000	$299,473
Loans Secured by Real Estate:
Owner-Occupied Nonresidential Properties	208,936	195,151	197,605
Other Nonresidential Properties	296,629	286,198	271,818
Construction, Land Development and Other Land	61,165	56,706	47,074
1-4 Family Residential Properties	64,583	62,128	65,711
Multifamily Residential Properties	36,727	39,869	33,780

Total Loans Secured by Real Estate	668,040	640,052	615,988

Other Loans:	7,980	15,455	17,733

Total Loans	$979,890	$945,507	$933,194

COMMERCIAL AND INDUSTRIAL LINE OF CREDIT UTILIZATION

(Dollars in thousands)

	June 30, 2014		March 31, 2014		December 31, 2013
	Unaudited		Unaudited		Unaudited
Disbursed	$194,469	44%	$179,610	42%	$196,044	49%
Undisbursed	244,249	56%	244,087	58%	201,860	51%

Total Commitment	$438,718	100%	$423,697	100%	$397,904	100%

CU BANCORP

SUPPLEMENTAL DATA

(Dollars in thousands)

	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Capital Ratios Table:
Tier 1 leverage capital ratio	10.38%	10.19%	9.57%	9.85%
Tier 1 risk-based capital ratio	11.79%	12.02%	11.84%	11.69%
Total risk-based capital ratio	12.75%	12.99%	12.80%	12.60%
Asset Quality Table:
Loans originated by the Bank on non-accrual	$2,046	$1,585	$1,657	$3,750
Loans acquired thru acquisition that are on non-accrual	4,982	6,642	7,899	6,719

Total non-accrual loans	7,028	8,227	9,556	10,469
Other Real Estate Owned	219	—	—	3,112

Total non-performing assets	$7,247	$8,227	$9,556	$13,581

Net charge-offs/(recoveries) year to date	$(198)	$(145)	$1,052	$678
Net charge-offs/(recoveries) quarterly	$(53)	$(145)	$369	$582
Non-accrual loans to total loans	0.72%	0.87%	1.02%	1.18%
Total non-performing assets to total assets	0.51%	0.60%	0.68%	1.06%
Allowance for loan losses to total loans	1.15%	1.14%	1.14%	1.06%
Allowance for loan losses to total loans accounted at historical cost, which excludes purchased loans acquired by acquisition	1.45%	1.48%	1.50%	1.50%
Net year to date charge-offs/(recoveries) to average year to date loans	(0.02)%	(0.02)%	0.12%	0.08%
Allowance for loan losses to non-accrual loans accounted at historical cost, which excludes non-accrual purchased loans acquired by acquisition and related allowance	551.4%	682.0%	639.8%	251.0%
Allowance for loan losses to total non-accrual loans	160.5%	131.6%	111.0%	89.9%

As of June 30, 2014, there were no restructured loans or loans over 90 days past due and still accruing.

CU BANCORP

GAAP RECONCILIATIONS

These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analyses of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

TCE Calculation and Reconciliation to Total Shareholders’ Equity

The Company utilizes the term Tangible Common Equity (TCE), a non-GAAP financial measure. CU Bancorp’s management believes TCE is useful because it is a measure utilized by both regulators and market analysts in evaluating a consolidated bank holding company’s financial condition and capital strength. TCE represents common shareholders’ equity less goodwill and certain intangible assets. A reconciliation of CU Bancorp’s total shareholders’ equity to TCE is provided in the table below for the periods indicated:

(Dollars in thousands except per share data)

	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013
	Unaudited	Unaudited	Unaudited	Unaudited
Tangible Common Equity Calculation
Total shareholders’ equity	$145,438	$142,258	$137,924	$129,567
Less: Goodwill	12,292	12,292	12,292	12,292
Less: Core deposit and leasehold right intangibles	2,349	2,455	2,525	1,581

Tangible Common Equity	$130,797	$127,511	$123,107	$115,694

Common shares issued and outstanding	11,222,235	11,213,908	11,081,364	10,734,250
Tangible book value per common share	$11.66	$11.37	$11.11	$10.78
Book value per common share	$12.96	$12.69	$12.45	$12.07

CU BANCORP

GAAP RECONCILIATIONS

Core Net Income, ROAA, ROAE, EPS, Efficiency Ratio

(Unaudited)

The Company utilizes the term Core Net Income, a non-GAAP financial measure. CU Bancorp’s management believes Core Net Income is useful because it is a measure utilized by management and market analysts to understand the effects of merger expenses and provides an alternative view of the Company’s performance over time and in comparison to the Company’s competitors. Core net income should not be viewed as a substitute for net income. A reconciliation of CU Bancorp’s Net Income to Core Net Income, as well as related ratios is presented in the tables below for the periods indicated:

(Dollars in thousands except per share data)

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net Income	$2,386	$2,666	$2,321
Add back: Merger related expenses	497	—	—

Core Net Income	$2,883	$2,666	$2,321

Average Assets	$1,390,257	$1,385,845	$1,280,395
ROAA	0.69%	0.78%	0.73%
Core ROAA*	0.83%	0.78%	0.73%
Average Equity	$144,427	$140,439	$130,010
ROAE	6.63%	7.70%	7.16%
Core ROAE**	8.01%	7.70%	7.16%
Diluted Average Shares Outstanding	11,159,000	11,095,000	10,660,000
Diluted Earnings Per Share	$0.21	$0.24	$0.22
Core Diluted Earnings Per Share***	$0.26	$0.24	$0.22

*	Core ROAA: Annualized core net income/average assets
**	Core ROAE: Annualized core net income/average equity
***	Core Diluted Earnings Per Share: Annualized core net income/diluted average shares outstanding

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Net Interest Income	$12,578	$12,173	$12,580
Non-Interest Income	1,783	1,790	1,690
Non-Interest Expense	9,698	9,549	9,281
Subtract: Merger related expenses	497	—	—

Core Non-Interest Expense	$9,201	$9,549	$9,281

Efficiency Ratio	68%	68%	65%
Core Efficiency Ratio*	64%	68%	65%

*	Core Efficiency Ratio: Core non-interest expense / (non-interest income + net interest income)